August 21, 2008

Leslie H. Wexner, Chairman
and Chief Executive Officer
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216

      RE: **Limited Brands, Inc.**
          Form 10-K for Fiscal Year Ended February 2, 2008
          Filed March 28, 2008
          File No. 1-8344

Dear Mr. Wexner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director